Exhibit 99.2

canopy growth corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three months ENDED june 30, 2019

august 14, 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2019

This Management’s Discussion and Analysis (“MD&A”) for the three months ended June 30, 2019 is provided as of August 14, 2019. Unless the context indicates or requires otherwise, the terms “Canopy Growth”, “the Company”, “we”, “us” and “our” means Canopy Growth Corporation and its controlled entities. Canopy Growth is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario K7A 0A8. The common shares of Canopy Growth trade on the Toronto Stock Exchange (“TSX”) under the ticker symbol “WEED” and on the New York Stock Exchange (“NYSE”) under the symbol “CGC”.

This MD&A was prepared with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the United States/Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from United States disclosure requirements. This MD&A provides information as at, and for the three months ended June 30, 2019 and up to and including August 14, 2019.

This MD&A should be read in conjunction with Canopy Growth’s unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended June 30, 2019 (the “Interim Financial Statements”), which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Interim Financial Statements include the accounts of Canopy Growth and its subsidiaries and its interests in affiliated companies, and all intercompany balances and transactions have been eliminated on consolidation. The Interim Financial Statements and this MD&A have been reviewed by Canopy Growth’s Audit Committee and were approved by Canopy Growth’s Board of Directors on August 14, 2019.

Financial information contained herein is expressed in thousands of Canadian dollars, except share and per share amounts, or as otherwise stated.

This MD&A contains forward-looking information within the meaning of Canadian securities laws, and the use of non-IFRS measures. Refer to “Cautionary Note Regarding Forward-Looking Statements” for cautionary statements regarding forward-looking statements.

Additional information filed by us with the Canadian Securities Administrators, including this MD&A, the Interim Financial Statements, audited annual consolidated financial statements, interim reports, annual reports and annual information forms have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available under the Company’s profile at www.sedar.com, on the Securities and Exchange Commission website (www.sec.gov/edgar) and also on our website at www.canopygrowth.com.

This MD&A provides additional information on our performance in the last fiscal year, and our financial condition and future prospects. It is organized as follows:

•	Part 1 – Business Overview

•	Part 2 – Strategy

•	Part 3 – Results of Operations

•	Part 4 – Financial Liquidity and Capital Resources

•	Part 5 – Critical Accounting Estimates and Judgments

•	Part 6 – Controls and Procedures

•	Part 7 – Risks and Uncertainties

Canopy Growth is not considered a U.S. Marijuana Issuer (as defined in the Canadian Securities Administrators Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (the “Staff Notice”)) nor does the Company have material ancillary involvement in the United States cannabis industry in accordance with the Staff Notice. While the Company has several partnerships with United States-based companies that may themselves participate in the United States cannabis market, these relationships are licensing relationships that see intellectual property developed in the United States brought into Canada, and in no manner involve Canopy Growth in any unlawful United States activities respecting cannabis. Where a non-controlled affiliate has expressed an intent to enter the United States cannabis market, we have taken steps to insulate the Company from all economic and voting interests until such time that United States federal permissibility changes in favour of cannabis related activities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” within the meaning of section 27A of the United States Securities Act of 1933, section 21E of the United States Securities Exchange Act of 1934, the United States Private Securities Litigation Reform Act of 1995 or in releases made by the United States Securities and Exchange Commission (“SEC”) all as may be amended from time to time, and “forward looking information” within the meaning of Canadian securities legislation, including but not limited to statements relating to:

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;
•	the adoption and impact of certain accounting pronouncements;
•	the legislation, regulations and licensing related to the cultivation, production and sale of cannabis and hemp products by the Company’s subsidiaries and other business interests;
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the potential time frame for the implementation of regulations with respect to the second phase of recreational cannabis products in Canada, including the regulatory framework for ingestible cannabis, cannabis extracts and cannabis topical products;

•	the number of users of cannabis or the size of the legal cannabis market in Canada and internationally;
•	the number of users of hemp or the size of the legal hemp market in Canada and internationally;
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the potential time frame for the implementation of legislation to legalize and regulate medical or recreational cannabis or hemp (and the consumer products derived from each of the foregoing) in Canada and internationally, and the potential form the legislation and regulations will take, including the method of delivery and framework adopted or to be adopted by Canada and various international jurisdictions;

•	the ability to enter and participate in international market opportunities;
•	the Company’s future financial and operating performance;
•	future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;
•	the success of the entities the Company acquires and the Company’s collaborations;
•	the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;
•	the benefits and applications of the Company’s product offering and expected sales thereof;
•	development of affiliated brands, product diversification and future corporate development;
•	anticipated investment in and results of research and development;
•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;
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the Company’s exercise of its option to acquire Acreage (as defined below) and the eventual closing of the acquisition of Acreage upon the occurrence or waiver of the Triggering Event (as defined below);

•	future expenditures, strategic investments and capital activities;
•	statements about expected use of proceeds from fund raising activities;
•	the competitive landscape in which the Company operates and the Company’s market expertise;
•	the Company’s ability to achieve profitability; and
•	the Company’s ability to secure further equity or debt financing.

The words “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates” “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events, or results “may”, “could”, “would”, “might”, or “will” be taken, occur or to achieve are all forward-looking statements. Forward-looking statements are based on the reasonable assumptions, estimates, internal and external analysis and opinions of management made considering its experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable at the date that such statements are made. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to, the factors included under “Part 7 - Risks and Uncertainties” in this MD&A, the factors included under “Part 7 – Risks and Uncertainties” in the Company’s MD&A for the three months and year ended March 31, 2019 and in the Company’s annual information form dated June 24, 2019 (the “AIF”). Although the Company has attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as at the date of this MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements. The Company does not undertake to update any forward-looking statements except as required by applicable securities laws.

PART 1 – BUSINESS OVERVIEW

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried flower, oil and softgel capsule forms for sale in Canada pursuant to the Cannabis Act and around the world pursuant to applicable domestic permits and international legislation. On October 17, 2018 the Cannabis Act came into effect in Canada, which regulates the medical and recreational cannabis markets in Canada and which provides provincial, territorial and municipal governments the authority to prescribe regulations regarding the distribution and sale of recreational cannabis. As such, the distribution model for recreational cannabis differs across the country. All of the Company’s recreational sales are conducted according to the applicable provincial and territorial legislation and through applicable local agencies. In the period leading up to the legalization of recreational cannabis in Canada we began transitioning our Canadian business model from “business-to-consumer” in the context of the existing medical cannabis market to a largely “business-to-business” wholesale model and entered into supply agreements with the responsible government agencies in 10 Canadian provinces and territories, pursuant to which large quantities of cannabis are ordered by the agencies for distribution to brick-and-mortar and online retail stores, as applicable. Further, we opened Tweed and Tokyo Smoke cannabis retail stores across Canada, where permitted, to create brand awareness and consumer demand. See “Retail Strategy and Brands” below for further details. By executing effectively on the transition of our business model, we believe that we have established a leadership position at the onset of the Canadian recreational cannabis market.

Our investments in research and development, with a focus on product innovation related to value-added, high-margin cannabis and hemp-based consumer products and the optimization of our cultivation and extraction capability, position us well for the opening of the market in Canada for recreational products such as higher-concentrated oils, beverages and edibles, when legal and permissible to do so. Based on the regulations released by the government of Canada on June 13, 2019, which the federal government has indicated will come into force on October 17, 2019, we expect these consumer products to be available for sale no earlier than mid-December 2019, beginning the second phase of recreational cannabis products in Canada.

Our Spectrum Therapeutics medical division is a global leader in medical cannabis with approximately 70,900 patients in Canada and an established footprint in 14 other countries across 5 continents. In addition to producing and distributing full-spectrum and single-cannabinoid medical cannabis products to our patients in countries where it is federally permissible to do so, we offer industry-leading education, resource, and support programs for patients and healthcare practitioners. And, through our research and development initiatives, we continue to build a robust portfolio of intellectual property and pre-clinical and clinical evidence to support cannabinoid-based medicines, including clinically-proven drug formulations and dosage formats, that deliver therapeutic value in areas of unmet medical needs. Finally, with the integration of the recently-acquired C3 Cannabinoid Compound Company (“C3”) we have added to our European cannabinoid portfolio with the introduction of dronabinol, a registered active pharmaceutical ingredient in Germany, Austria, Switzerland and Denmark. This allows Spectrum Therapeutics to present an expanded, medically-validated suite of cannabinoid therapies to the benefit of healthcare professionals and patients.

With the licensing of the Company’s recently completed expansion projects and the completion of projects currently underway, we expect to have approximately 5.6 million square feet of licensed capacity in operation in Canada, including indoor and greenhouse cultivation, post-harvest processing, oil extraction, encapsulation, advanced manufacturing, vape manufacturing and beverage bottling capability. These investments will allow us to supply domestic and international cannabis markets, while supporting market leadership in the second phase of recreational cannabis products in Canada, which is expected to begin in December 2019. We recently expanded and diversified our Canadian footprint when we received a licence to cultivate cannabis at a 160 acre (approximately 7 million square feet) outdoor site in Saskatchewan, adding to our existing 5,500 acre outdoor hemp production platform. This will allow us to produce a complimentary balance of low-cost, high-yield raw material input for value-added products while at the same time ensuring more sophisticated growing capability for in-demand flower products. Internationally, we hold licences for over 35 million square feet of cultivation and production space in Denmark, Colombia and Lesotho, with other expansion projects currently underway to continue building-out our global infrastructure footprint.

In November 2018, we closed the $5 billion strategic investment from global beverage leader Constellation Brands Inc. (“Constellation”). In addition to Constellation providing us with their expertise in the areas of operations, product distribution and marketing, the funds will allow us to accelerate our global growth strategy, including entering the United States market when federally permissible to do so; investing in the recently-legalized hemp market in the United States; expanding into new markets; investing in intellectual property development; advancing clinical research programs; and completing strategic acquisitions to continue establishing long-term competitive advantages.

We believe it will take some time for Canadian licensed producers and provincial and territorial agencies to develop an understanding of the demand profile for recreational products, including the type/strain and quantity of products.

Evidence of these early challenges has been observable since the launch of recreational cannabis and we believe these challenges throughout the industry supply chain will continue in the months to come before stabilizing. Preliminary data has allowed us to glean preference for preferred formats (oils, gelcaps, dry bud), package sizes and potency profiles. As we continue to develop our understanding of the consumer demand profile, we have made supply chain adjustments to address early trends and will continue to do so as further trends emerge. The Company also continues to adapt its facilities and supply chain structure to serve international markets, which often have differing and more demanding requirements governing product supply.

PART 2 – STRATEGY

Our strategy is to position Canopy Growth as the dominant, global leader in cannabis- and hemp-based products and to establish long-term competitive advantages in order to generate industry-leading growth and shareholder returns. The Company is consistently evolving to balance our path to profitability, top-line revenue growth, and our investment in the foundation for long-term success over the years to come. To achieve this, we will focus on (1) completing our infrastructure build-out and executing on our path to profitability at our operating businesses in Canada and Europe; and (2) strategically investing in expanding into new geographies and developing intellectual property.

Operating Businesses

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Canadian Recreational and Medical Markets – Canada, with its federally-regulated recreational and medical cannabis markets, continues to represent the majority of our revenue. Our investment phase in Canada is nearing completion. This includes the construction and build-out of the production and post-production facilities required to support a diversified portfolio of products across multiple formats, including high-margin products such as beverages, edibles and vape pens that are being developed in preparation for the second phase of recreational cannabis in Canada which is expected to begin in December 2019, and a balanced portfolio of outdoor, greenhouse, and indoor production facilities to meet the diverse cannabis market needs from cost-effective input material to high-quality, finished product cannabis flowers across both the recreational and medical markets.

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European Medical Market – In Europe, we have acquired or constructed the infrastructure and obtained the necessary regulatory approvals to expand our cannabis growing and cultivation capacity and strengthen our continental supply chain, which will support our strategy of increasing medical cannabis access for patients in countries where it is federally legal and/or permissible to do so. We have recently expanded our product offerings in order to access a larger network of physicians and pharmacies with a full portfolio of medically-validated cannabinoid therapies. With the integration of the recent acquisitions of Storz & Bickel and This Works, we are also now offering consumers advanced, medically-approved vaporizers and other delivery devices, and are introducing new CBD-infused products and brands to the global beauty, wellness, and sleep solution spaces. Through Spectrum Therapeutics, we are advancing clinical research programs and advancing best-in-class patient and healthcare practitioner programs in order to position ourselves as a trusted market leader in countries where medical cannabis is permissible.

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Our Brands – Strengthening and differentiating our brand portfolio starts with driving awareness and consideration against distinct needs, occasions, price points and age cohorts. This, along with our commitment to drive innovation that expands the market and usage occasions through innovative new formats, inviting new consumers, and converting more occasions from the illicit market are key areas of focus. Our diverse portfolio of brands allows us to effectively deploy the following brands that are targeted towards specific customer demographics, use occasions and product form factors:

Strategic Investments and Business Development

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United States Market Development – Executing on our United States market development strategy by (1) immediately entering the United States’ hemp and cannabidiol (“CBD”) market subsequent to the passage of the Farm Bill (as defined below), including conducting research and development into hemp cultivation, and investing in hemp cultivation, processing, extraction and production facilities with an objective of bringing consumer CBD products to market in the United States by the end of the fourth quarter of fiscal 2020. We have invested in large-scale hemp extraction, processing and production facilities in New York and Illinois. In addition, we have identified proven contract manufacturing partners in the United States in order to augment our hemp supply chain; and (2) in accordance with the terms of the arrangement agreement entered into between Canopy Growth and Acreage on April 18, 2019 (the “Acreage Arrangement Agreement”), exercising the Company’s option (“Call Option”) to acquire all of the issued and outstanding securities of Acreage Holdings, Inc. (“Acreage”), contingent on the occurrence or waiver of changes in United States federal law to permit the general cultivation, distribution, and possession of marijuana or to remove the regulation of such activities from the federal laws of the United States (the “Triggering Event”). Acreage is a leading United States multi-state cannabis operator, and the Company anticipates that if the acquisition of Acreage is completed, it will accelerate our pathway into cannabis markets in the United States, once federally-permissible. Through an existing licensing structure, our intellectual property and brand portfolio are available to Acreage to deploy in the United States immediately.

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Global Expansion – Accelerating our global expansion and increasing our total addressable market by pursuing strategic business opportunities in countries where it is federally legal and/or permissible to do so, including (1) building, acquiring, or entering into partnerships with third parties to expand our cannabis growing and cultivation capacity, value-added cannabis- and hemp-based production capability, and sales operations; (2) advancing clinical research and best-in-class patient and healthcare practitioner education programs through Spectrum Therapeutics; and (3) the introduction, and export of cannabis, cannabis-based medicines, and consumer CBD products to countries outside of Canada and the United States. Further, we believe we have an opportunity to leverage and deploy the business model we developed in Canada over the past 5 years that has resulted in significant growth, and which has been highly successful in both the Canadian medical and recreational cannabis markets, to establish ourselves as the early leader in countries where forms of cannabis are already legal and permissible or where governments are actively moving towards legalization. Having established the necessary local teams and partnerships, the Company is now squarely focused on execution of commercial sales.

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Innovation and Product Development – Conducting research and development and acquiring businesses focused on developing intellectual property related to (1) new product development and introduction, including value-added, high-margin cannabis and hemp-based consumer products that are being developed in preparation for the second phase of recreational cannabis in Canada. These products include beverages that span multiple categories and occasions, including recreational and athletic drinks; pain and anxiety relief therapies; sleep aids; other health and wellness products; animal health products; and advanced consumer products such as vaporizers and other medically-approved cannabis-delivery devices. We believe this will increase our total addressable market, allow us to position our products as premium offerings at the onset of the second phase of recreational cannabis products in Canada, and capture higher gross margins through the sale of value-added products; (2) creating research-driven, protectable medical product formulations and driving these products through robust clinical studies to create new cannabis-based medicines; and (3) innovation focused on optimizing our cannabis growing and manufacturing capability, including developing higher-yielding plant genetics and continuing to scale and enhance our extraction capability.

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Production Capability and Capacity – Expanding our licensed production, processing, oil extraction, advanced manufacturing and bottling infrastructure in order to establish the commercial scale required to supply the domestic Canadian recreational and medical markets, including preparing for the second phase of recreational cannabis products in Canada, and permissible international markets. We are diversifying our licensed production capacity in Canada by investing in indoor, greenhouse and outdoor cannabis cultivation capacity, as well as outdoor hemp production capacity. Additionally, we continue to invest in developing intellectual property in the areas of the manufacturing of device and delivery technologies, large-scale cannabis processing, production and packaging, and cannabis plant genetics. Internationally, we hold licences for large-scale cultivation and production space in 3 continents and the expertise we have gained in developing our production capability in Canada will be leveraged as we continue building-out our international supply chains.

United States Market Development

Conducting Business in the United States

Canopy Growth will only conduct business activities related to growing or processing cannabis in jurisdictions where it is federally permissible to do so. Canopy Growth is not considered a U.S. Marijuana Issuer nor does the Company have material ancillary involvement in the United States cannabis industry in accordance with the Staff Notice.

While we have several partnerships with United States-based companies that may themselves participate in the United States cannabis market, these relationships are licensing relationships that see intellectual property developed in the United States brought into Canada, and in no manner involve Canopy Growth in any activities in the United States respecting cannabis. As discussed below, certain entities in which the Company holds securities may operate in the United States cannabis industry, however, our investment in such entities has been structured such that we hold non-participating, non-voting securities that are only exercisable or exchangeable upon cannabis becoming legal or permissible in the United States under federal law. Further, we have developed specific plans related to establishing business operations in the United States in the event cannabis becomes federally permissible which are discussed below.

Passage of the Farm Bill, Potential Future Permissibility of Cannabis in the United States and Our Related Investments in Hemp and CBD

On December 20, 2018, the Agricultural Improvement Act of 2018 (the “Farm Bill”) was signed into law in the United States. The Farm Bill, among other things, defines industrial hemp, removes industrial hemp and its cannabidiols, including CBD derived from industrial hemp but excluding tetrahydrocannabinol (“THC”), from the United States Controlled Substances Act (the “CSA”) and allows for industrial hemp production and sale in the United States. The United States Department of Agriculture, which has been tasked with promulgating regulations for the industrial hemp industry, is required to review and approve any state-promulgated regulations relating to industrial hemp and until such time as the Department of Agriculture approves a state’s industrial hemp regulations, commercial sale of industrial hemp may not be permissible. Further, the United States Food and Drug Administration (the “FDA”) has retained authority over the addition of CBD to products that fall within the Food, Drug, and Cosmetic Act (the “FDCA”). There can be no assurance that the FDA will approve CBD as an additive to products under the FDCA. Additionally, the 2018 Farm Bill does not legalize CBD derived from “marihuana” (as such term is defined in the CSA), which is and will remain a Schedule I controlled substance under the CSA. The FDA has expressed a willingness to take a flexible regulatory approach to foster the development of hemp-derived products such as CBD; however, the FDA has indicated that those actions will have to fit under the confines of current law and further legislation will likely be required. Furthermore, multiple legislative reforms related to cannabis are currently being considered by the federal government in the United States. Examples include the Strengthening the Tenth Amendment Through Entrusting States Act and the Secure and Fair Enforcement Banking Act. There can be no assurance that any of these pieces of legislation will become law in the United States.

Leading up to and following passage of the Farm Bill, we have positioned ourselves to advance our hemp interests in the United States. In January 2019, we were granted a hemp processing and production licence by New York State in order to establish commercial hemp operations in the United States and we are committed to investing in New York in order to establish large-scale production capabilities focused on hemp extraction and product manufacturing with the hemp industrial park. We intend to invest between $100 million USD and $150 million USD in our New York operations and in April 2019, we secured a 308,000 square foot facility on a 48-acre property in Kirkwood, New York with the renovation of the facility having commenced in July 2019. We plan to build the infrastructure necessary to support hemp-derived cannabinoid extraction and related manufacturing on this property, while providing an opportunity for participation by other businesses in the hemp industry.

Additionally, we own an industrial-scale facility in Batavia, Illinois through our recent acquisition of bio-product extractor KeyLeaf Life Sciences (“KeyLeaf”) (see “CBD Products” below for further details). This facility has been certified by the FDA and licensed by the state of Illinois for hemp processing and specializes in ensuring that extraction output is free of impurities in products intended for consumption. Furthermore, we have identified proven contract extraction and manufacturing partners to strengthen our supply chain for the cultivation, extraction, processing and production of hemp-derived products. Our facilities in Kirkwood, New York and Batavia, Illinois, together with our partnerships with third-party contract manufacturers, will be critical in processing the extract required to supply and sustain our program to bring CBD products to the United States market, which management expects to introduce by the end of the fourth quarter of fiscal 2020.

We have also entered into strategic partnerships in order to build our brand awareness around hemp and CBD-based products, including engaging Martha Stewart in an advisory role to assist with developing and positioning a new line of CBD-based product offerings across multiple categories such as animal health and wellness.

Finally, in October 2018, we completed a legal transfer of cannabis products to a research partner in the United States which, to our knowledge, was the first export of legal cannabis products from Canada to the United States pursuant to an import permit issued by the federal United States Drug Enforcement Administration (“DEA”). The shipment was completed for the sole purpose of supporting medical research and development. To date, four such shipments have been made under DEA approval.

Acreage Transaction

In late June 2019, subsequent to receiving all necessary approvals from the shareholders of Acreage and Canopy Growth and obtaining the final order from the Supreme Court of British Columbia, Canopy Growth and Acreage implemented the previously-announced plan of arrangement (the “Acreage Plan of Arrangement”) which grants Canopy Growth the Call Option to acquire all of the issued and outstanding securities of Acreage upon the occurrence or waiver of the Triggering Event. Upon the implementation of the Acreage Plan of Arrangement, shareholders of Acreage and certain other holders of securities convertible into shares of Acreage received an upfront payment of US$300 million. Following the occurrence or waiver of the Triggering Event and completion of the acquisition of Acreage, shareholders of Acreage will receive 0.5818 of a Canopy Growth common share for each Acreage share held at the effective time, subject to adjustment in certain circumstances in accordance with the terms of the Acreage Arrangement Agreement (the “Exchange Ratio”). The value of the consideration to Acreage shareholders may change up until the Call Option is exercised as the value is based on the Exchange Ratio. Canopy Growth is permitted to waive the Triggering Event.

Acreage is headquartered in New York City and is a leading vertically-integrated, multi-state operator in United States cannabis. Acreage owns licences to operate in (or has management services agreements with licence holders to assist with operations in) 20 U.S. states with an estimated 2022 total addressable market of more than $17 billion in legal cannabis sales, and operates approximately 90 dispensaries and over 20 cultivation and processing sites. Canopy Growth and Acreage will operate as independent companies until Canopy Growth exercises its Call Option, at which time the combined operations of Canopy Growth and Acreage are expected to create a leader in the United States cannabis market. In connection with the Acreage Arrangement Agreement, the Company and Acreage executed a licensing agreement granting Acreage access to Canopy Growth’s award-winning line-up of brands such as Tweed and Tokyo Smoke, along with other intellectual property.

Pursuant to the Acreage Arrangement Agreement, Acreage may issue up to 58 million additional subordinate voting shares of Acreage in respect of potential acquisitions. Further information regarding the Acreage Plan of Arrangement is described in Canopy Growth’s Management Information Circular dated May 17, 2019, which is available under the Company’s profile on SEDAR at www.sedar.com.

Other United States Holdings

While TerrAscend Corp. (“TerrAscend”) and Slang Worldwide Inc. (“Slang”) have interests in cannabis-related business in the United States, we have undertaken steps to structure our security holdings in these entities to insulate Canopy Growth from engaging in any unlawful United States cannabis-related activities. Canopy Growth has no voting rights nor economic interests in these entities.

Canopy Growth holds conditionally exchangeable shares in the capital of TerrAscend. These shares are not entitled to voting rights, dividends or other rights upon dissolution of TerrAscend but are convertible into common shares of TerrAscend upon receipt of the approval of the stock exchanges upon which the Company’s securities are listed and following either changes in United States federal laws regarding the cultivation, distribution or possession of cannabis or changes in the policies of the stock exchanges upon which the Company’s securities are listed with respect to such activities. The exchangeable shares do not provide (and there are no related contractual rights that would otherwise provide) us with any right to dividends, entitlements upon dissolution of TerrAscend, cash flow or other current economic entitlements, voting rights or any form of control over the business, affairs, operation or financial condition of TerrAscend.

Similarly, Canopy Growth holds conditionally exercisable warrants in the capital of Slang. Canopy Growth is not permitted to exercise the warrants without, among other things, receipt of the approval of the stock exchanges upon which the Company’s securities are listed and following the date that the growth, cultivation, production, sale, use and consumption of cannabis and cannabis-related products are permitted in the United States for any and all purposes (including medical, therapeutic and recreational) under all applicable federal laws of the United States, including the CSA.

We monitor the activities of TerrAscend, Slang and other entities which we are invested in for compliance with United States cannabis laws, and would make similar arrangements, if necessary, to ensure our ongoing compliance with United States federal laws.

See “Risk and Uncertainties – Stock Exchange Restrictions, Cannabis is a Controlled Substance in the United States, 2018 Farm Bill Risks, Entry Bans into the United States, Banking Risks and Enforceability of Contracts” below.

Global Expansion

Canada has designed and implemented federal regulatory models for both medical and recreational cannabis. Canopy Growth has established itself as a leader in both markets in Canada and achieved significant growth by successfully executing on our business model, which includes our investments in cannabis production capability and distribution, developing intellectual property, industry and regulatory knowledge and expertise, and industry-leading physician, pharmacist and patient education in order to build market share and customer loyalty at the outset. Accordingly, we believe that a significant opportunity exists today to leverage and deploy our Canadian “playbook” and our financial strength to establish ourselves as the first-mover and market leader in countries which have legalized or are exploring the legalization of medical cannabis.

In recent years, the actions of governments around the world have signaled a significant change in attitudes towards cannabis, and federal governments in over 40 countries have either formally legalized medical cannabis access or established government efforts to explore the legalization of medical cannabis access. Therefore, future opportunities are likely to exist for Canopy Growth in jurisdictions where governments are actively moving towards a legal framework.

To date, Canopy Growth has secured the necessary regulatory approvals to export cannabis or cannabis materials (such as clones or tissue cultures) to Australia, Brazil, Chile, Colombia, Czech Republic, Denmark, Germany, Jamaica, Lesotho, Poland, Spain, South Africa, the United Kingdom, and the United States.

To date, we have announced subsidiaries, partnerships or business activities in several countries as described below.

Figure 1: International subsidiaries, partnerships or business activities

Europe

In the first quarter of fiscal 2020 we have continued to expand our product offerings in order to access a larger network of physicians and pharmacies with an expanded, medically-validated suite of cannabinoid therapies. With the integration of the recent acquisitions of Storz & Bickel and This Works, we are also now offering consumers a full suite of advanced, medically-approved vaporizers and other delivery devices, and are introducing new CBD-infused products and brands to the global beauty, wellness, and sleep solution spaces.

Our facility in Denmark is expected to supply the growing demand for Spectrum Therapeutics products across the continent and support our ultimate goal of increasing access for patients across Europe, offering a greater range of products, and allowing for an early-mover advantage as new countries open their doors to medical cannabis. In addition, following the acquisition of Cáñamo y Fibras Naturales, S.L. (“Cafina”), a Spanish licensed cannabis producer, in March 2019, we began actively planning the development of our second production site in Europe to further strengthen our supply chain across the continent.

Germany – Spectrum Therapeutics operates as a pharmaceutical distributor with the necessary approvals in Canada and Germany to export/import medical cannabis for sale to German patients. In May 2019 we acquired Germany’s C3, Europe’s largest cannabinoid-based pharmaceuticals company. C3 is a leading manufacturer and distributor of dronabinol, a registered active pharmaceutical ingredient in Germany, Austria, Switzerland and Denmark. In 2018, C3 supplied approximately 19,500 patients in Germany, a year-over-year increase of 85%. C3 operates two state-of-the-art manufacturing facilities specializing in natural extraction and synthetic cannabinoid production, which are scheduled for further expansion this year to accommodate forecasted rapid growth in the business. The acquisition of C3 enhances our European infrastructure, including a robust sales and marketing organization which already serves pharmacies and healthcare practitioners. In addition, C3 holds several patents related to cannabis including extraction technology and the synthetic production process and has several clinical trials underway.

Additionally, we acquired Storz & Bickel GmbH & Co., KG (“Storz & Bickel”) and its related intellectual property in December 2018. Storz & Bickel is widely recognized as a global leader in the design and manufacture of medically-approved vaporizers and other delivery devices at its certified, automated factory, and exports its devices to 50 markets around the world.

Denmark – We retrofitted a building in Odense, Denmark which now includes approximately 300,000 square feet of greenhouse cultivation and post-harvest processing capability, and Spectrum Therapeutics received the necessary licensing which allows us to cultivate, harvest, export and sell medical cannabis in dried flower form. To our knowledge, Spectrum Therapeutics is the first Canadian company to receive a federal production licence in Denmark. We expect the cannabis production from the Danish greenhouse to begin serving European markets in the second half of calendar 2019, once we obtain the necessary regulatory approvals.

Poland – After completing a rigorous regulatory approval process, we completed our first import of medical cannabis into Poland in the fourth quarter of fiscal 2019. According to the Polish Pharmaceutical Chamber, which represents about 15,000 pharmacies in Poland, it is estimated that up to 300,000 patients could qualify for medical cannabis treatment and as the only producer that imports product in this country, we expect that our first-mover advantage will allow us to maintain dominant market share.

Spain – We completed the all-cash acquisition of Cafina in March 2019, with Cafina being one of three companies in Spain authorized to cultivate, distribute and export cannabis containing more than 0.2% THC for medical and research purposes. Cafina is also licensed to cultivate hemp. This acquisition allows us to expand our European production footprint and improve our long-term positioning to address demand across Europe for medical cannabis and CBD products. Additionally, we entered into a supply licence agreement with Spain’s Alcaliber S.A. (“Alcaliber”) in fiscal 2018 pursuant to which we will grant Alcaliber a licence to use certain strains and seeds to be grown and cultivated at Alcaliber’s facilities for sale worldwide. We completed a transfer of 1,500 cannabis clones to Alcaliber, and in early fiscal 2019 Alcaliber shipped the first group of clones to Denmark.

United Kingdom – We began operating in the United Kingdom in the fourth quarter of fiscal 2019 with a focus on providing patients with reliable access to cannabis-based medical products. We expect to complete our first fulfillment in the second quarter of fiscal 2020. Our focus in the United Kingdom so far has been in educating pharmacists and patients. Further, we acquired London, England-based TWP UK Holdings Limited (“This Works”) in May 2019, a global leader in natural skincare and sleep solutions with a customer base spanning 35 countries.

Czech Republic – We acquired Annabis Medical s.r.o., a leader in the Czech Republic’s medical cannabis industry, in the first quarter of fiscal 2019. We currently import and distribute cannabis products pursuant to federal Czech licences, with products sold through pharmacy channels across the Czech Republic.

Latin America and the Caribbean

Our Latin America and Caribbean business will focus on advancing medical cannabis through the region, home to more than 650 million people. As individual nations modernize their medical cannabis legislation, we will coordinate all regional activities through our in-market operations in Colombia, Brazil, Chile, Peru, and Jamaica. We will advance our Spectrum Therapeutics brand in this region through the education of physicians and pharmacists.

Colombia – Colombia is a regional production and processing hub where we own a farm that is fully licensed for 126 hectares (13.6 million square feet) of THC- or CBD-dominant production capacity. The farm is well-positioned and suitable for growing through its steady supply of fresh water and favourable electricity rates, with our first commercial harvest expected in early 2020. Our expectation is that once this farm is operational, it will be able to supply all of Latin America during the initial years of legislative roll-out. Further, we entered into a multi-year agreement with Procaps S.A.S. (“Procaps”), a global company that develops, manufactures and markets over-the-counter medications and nutritional supplements for a number of international pharmaceutical companies. Procaps exports to more than 50 international markets, including the United States. Canopy Growth will leverage Procaps’ industry-leading formulation and encapsulation capacity, which is especially critical in Latin American markets where there is a regulatory preference for oil-based products, such as softgels.

Brazil – Core activities in Brazil, Latin America’s most populous country, include supporting regional clinical trials, delivering product sales to patients through the compassionate patient stream, and educating and training for physicians. We recently completed a compassionate sale of Spectrum Therapeutics product, therefore validating the potential of serving Brazilian patients through an import model while our Latin American operations scale and regional regulations advance to support greater market access.

Chile – We have secured all required Chilean permits to import Spectrum Therapeutics product for the advancement of our ongoing clinical trial in Chile. Leveraging the uniquely advantageous climate for clinical trials in the country, Chile will serve as the research and development hub for Latin America, fully aligned with our global strategy for developing registered medical cannabis products for commercialization. Further, we recently completed a compassionate sale of Spectrum Therapeutics product similar to that completed in Brazil.

Peru – In the first quarter of fiscal 2019, we launched our operations in Peru and will actively pursue the soon-to-open Peruvian medical and CBD markets by leveraging our global expertise in patient and physician education, as well as in medical cannabis production. We have secured an exclusive distribution agreement with Peru’s largest pharmaceutical distributors, thus creating access to approximately 80% of pharmaceutical shelves in the country.

Jamaica – We own 49% of Tweed Limited JA, a Jamaican company that recently received its cultivation licence after completing construction of the greenhouse.

Asia/Pacific

Australia – Canopy Growth and the Victoria state government launched our Australian operations early in fiscal 2019. The first shipment of medical cannabis oil was received in Australia in April 2019, and Spectrum Therapeutics began selling to medical cannabis patients in May 2019. The Victoria-based greenhouse and processing facility is currently under construction and, when completed, will enable domestic cultivation and production of high-quality medical cannabis for patients while serving as a planned distribution hub for other jurisdictions in Asia/Pacific. Spectrum Therapeutics will continue supporting Australian patients through imports until the facility is operational. The Victoria-based facility will also operate as our Asia/Pacific Research and Development Center, supporting the ongoing research collaboration between Canopy Growth and Victoria state government on furthering innovations in medical cannabis.

Africa

Lesotho – We hold a licence to cultivate, manufacture, supply, hold, import, export and transport cannabis and its resin in the Kingdom of Lesotho. We have recently been granted a medical hemp production license for 200 hectares (21.5 million square feet), of outdoor grow space, with our first commercial hemp harvest expected in the first quarter of fiscal 2021. We have also commenced cultivation at our 322,000 square foot facility which includes an indoor propagation room, vegetation greenhouse, and an outdoor growing area. CBD-dominant and CBD-THC balanced varieties can both be cultivated at this facility.

Innovation and Product Development

Our intellectual property portfolio has increased to 111 issued patents and over 270 patent applications as of August 14, 2019, with more applications under development. Our patents cover cannabis-based beverage production and medical treatments, device and delivery technologies, large-scale cannabis processing, and plant genetics. We believe significant opportunity exists to improve our profit margins by vertically integrating up the value chain towards products that treat cannabis and cannabinoids as ingredients, a view which applies to both the medical and regulated recreational cannabis/cannabinoid markets. Therefore, we are investing in research and development and acquiring businesses focused on developing intellectual property related to new product innovation, including the development of cannabis-based consumer recreational products and cannabis-based medical therapies, CBD products, and device and delivery technology.

Product Innovation

Consumer Recreational Products

Our value-added, cannabis-based consumer recreational products, which we anticipate will be available for sale in Canada in December 2019, are expected to include higher concentrated vaping oils (along with related device hardware), edibles and beverages. In preparation for this launch, we invested in the constructing of extraction facilities, including KeyLeaf, and advanced manufacturing, edible and beverage production facilities in Smiths Falls, Ontario. We continue to invest in new product development through research and development and the acquisition of new technologies, while ensuring the protection of our intellectual property.

We believe cannabis-based beverages can be tailored to meet specific outcomes across a variety of consumption occasions, while avoiding such things as weight gain, “hangover” effects, and interactions with traditional pharmaceutical medications. Given this, cannabis-based beverages could serve as a disruptive alternative to traditional alcohol beverages while also expanding the total addressable market for all cannabis-based products. We have invested in researching and developing technologies, processes and applications in the creation of clear, shelf-stable cannabis-based beverages that offer a social experience that is superior to that of traditional sugar-based alcoholic beverages, specifically with a rapid on-set and shorter duration.

Medical Therapies – Spectrum Therapeutics

Our Spectrum Therapeutics medical division acts as a cannabis research incubator focusing on researching and developing clinically-ready cannabis drug formulations and dose delivery systems. This division serves as our pre-clinical and clinical research arm, which includes elements of product design and ingredient selection, formulation, safety and efficacy testing for a range of products, which we anticipate developing as the regulatory framework and market evolve. We are also testing and developing cannabis-derived products for applications in veterinary medicine, such as treating anxiety in animals.

To date, we have filed 38 United States provisional patent applications (which are included in the 270 total patent applications described above), across a range of cannabis and CBD uses, compositions, formulations, indications, methods of delivery, and dosing regimens.

We expect approximately 1,000 patients to participate in 60 human health clinical trials that are currently in the planning phase, ongoing, or completed. These trials include Phase IIB trials for sleep, pain and anxiety treatment, and Phase III trials for spasticity/multiple sclerosis. Additionally, affiliate and partner research programs are underway in the areas of opioid-sparing, smoking cessation and concussion treatment, and clinical trials are currently in the planning phase, ongoing or completed for companion animal anxiety, and pharmacokinetics, dosage and safety.

Hemp and CBD Products

We have taken steps to diversify our cannabis-related business into the development, production and sale of hemp-based medical, regulated recreational and industrial products. Hemp and cannabis come from the Cannabis sativa L specie but are genetically distinct and are further distinguished by use, chemical makeup and cultivation methods. Hemp, which refers to the non-psychoactive (less than 0.3% THC) varieties of Cannabis sativa L, is a renewable raw material used in thousands of products including health foods, body care, clothing, construction materials, biofuels and plastic composites. We believe that entry into the regulated hemp market, whose regulations allow for more robust consumer-facing brand marketing, advertising and retail channels, will serve to strengthen our consumer facing brands in the future.

We believe that we are positioned as a leader in low-cost, high-yield CBD production. We have expertise in large-scale cannabinoid extraction processes with our unique whole-plant hemp harvesting knowledge, and we continue investing in extraction capability to support our innovation in the value-added, consumer recreational products market. We first established a relationship with KeyLeaf, the owner of a bio-processing and large-scale extraction facility in Saskatchewan, in fiscal 2019 and controlled and consolidated KeyLeaf from that point and subsequently acquired the entity in June 2019. KeyLeaf adds over 45 years of experience in bio-product industries and significant intellectual property in the area of plant-based extraction to our capabilities. Also, KeyLeaf has been partnering with Canopy Growth over the past year to retrofit their facility in Saskatchewan in order to scale-up its ability to process hemp and cannabis biomass and refine its pre- and post-extraction processes. This facility, along with other owned and partner extraction capability, will be leveraged to process our outdoor hemp and cannabis output, as well as other raw materials from our indoor and greenhouse cultivation facilities.

Further, we have integrated the intellectual property of ebbu, Inc. (“ebbu”), a Colorado-based hemp research leader with over 40 cannabis-related patent applications representing over 1,500 inventions, into our broader portfolio of capabilities. Research and development and intellectual property advancements achieved by ebbu’s team apply directly to our hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities, with the potential to reduce the cost of CBD production. In addition, ebbu’s intellectual property portfolio will contribute to the clinical formulations program being executed by Spectrum Therapeutics.

Our investments in CBD production capability, extraction processes and genetic breeding will allow us to produce a complimentary balance of low-cost, high-yield raw material input for the higher-margin, value-added products which we expect will be available for sale beginning in December 2019, as well as input for the CBD applications and products being developed by Spectrum Therapeutics.

Devices and Delivery Technology

We are focused on expanding our product development, manufacturing capacity and sales capability in the cannabis consumer products market. Our research and development group has been actively developing safety-approved smart vaporizer devices for use with cannabis concentrates. These devices, powered by Canopy Growth-owned intellectual property, are Bluetooth-enabled and communicate with a proprietary application to give users much more payload transparency while enabling safe and responsible usage. In addition, through Storz & Bickel we have entered the market for the manufacturing and sale of medical cannabis delivery devices. Storz & Bickel has developed an automated factory that is certified internationally for the production of medical devices, and exports medically-approved vaporizers and other similar devices to 50 markets around the world. We plan to build out the capacity of Storz & Bickel’s manufacturing facilities to support its continued growth through new product development and market expansion, while at the same continuing to integrate the product development expertise and capability of Storz & Bickel’s research and development and engineering teams with that of Canopy Growth.

Our Brands

Our diverse platform of brands “under the Canopy” allows us to effectively deploy the following brands that are targeted towards specific customer demographics, use occasions and product form factors.

Core Brands

Tweed – Tweed’s high-quality, highly-curated cannabis products, places and spaces are tailored to help people reconnect with one another. Our authentic local presence and desire for shared prosperity help us to be a good neighbor to those communities that invite us in.

Tokyo Smoke – Tokyo Smoke is an award-winning cannabis brand delivering immersive, innovative experiences to consumers through cannabis products, accessories, and best-in-class retail stores. From our thoughtfully-crafted intent-based classification system to our iconic red lantern logo, Tokyo Smoke pushes creative boundaries, unlocking new ways to explore cannabis.

Van der Pop – With a focus on education, empowerment and community building, Van der Pop is Canopy Growth’s female-focused cannabis brand. Van der Pop provides products and platforms for women to explore using cannabinoids for self-care in a way that is nuanced and respects stigma-free living.

Spectrum Therapeutics – Our international medical brand that serves as our physician and patient-facing identity across all federally-permissible jurisdictions where Canopy Growth operates. “Spectrum” in the name refers to the trademarked colour-coded cannabis strain classification system.

DOJA – DOJA is based in British Columbia's Okanagan Valley, where DOJA grows premium, hand-crafted flower. DOJA represents celebrating the freedom from convention and a respect for the West Coast community and land from which it came from.

TWD – TWD is our basic line of safe and affordable cannabis products from Tweed.

This Works – Founded in 2004, London, England-based This Works offers a range of high-quality natural skincare and sleep solution products that have rewarded the company with a loyal following of customers spanning 35 countries. Through their unique approach of formulating solutions that work in harmony with the 24-hour body clock, This Works has evolved its product lines beyond a traditional viewpoint to a more complete regiment.

Affiliated Brands

Houseplant – An elevated Canadian cannabis company founded by Seth Rogen and Evan Goldberg and launched in 2019, Houseplant is rooted in commitment, authenticity and education. Their love affair with cannabis has spanned a lifetime, and they believe it should be treated with the reverence it deserves. Each element of their suite of products, and every part of their identity has been thoughtfully designed and considered.

DNA Genetics – DNA Genetics has won awards in every category in the Cannabis Cup, the world’s preeminent cannabis competition. Working with DNA Genetics, Canopy Growth breeds new strains for customers that simply are not available anywhere else in the world, bringing the best of existing DNA Genetics to Canopy Growth customers, bred and grown to DNA standards.

LBS – LBS is a premier cannabis brand by entertainment icon Snoop Dogg available in the United States and licensed by Canopy Growth in Canada. LBS embodies the “California Vibe”.

Green House Brands – Through Canopy Growth, Green House Brands is expected to bring the recognized and award-winning cannabis brand to the Canadian market in the second half of calendar 2019. Established in 1985, the Green House Brands portfolio includes Green House Seed Co. and Strain Hunters, both of which market exclusive cannabis strains.

Organa Brands – Organa Brands is home to some of the world's largest consumer cannabis brands, including O.penVAPE, Bakked, Magic Buzz and District Edibles. Organa Brands is expected to launch in the Canadian recreational market, through Canopy Growth, in the second half of calendar 2019.

Technology Brands

Storz & Bickel – Based in Tuttlingen, Germany, Storz & Bickel are designers and manufacturers of medically approved vaporizers, most notably the Volcano Medic and the Mighty Medic. Exported to 50 markets around the world and with a 23-year track record of breakthrough innovations, Storz & Bickel is widely recognized as a global leader in vaporizer design and manufacturing.

Retail Strategy and Brands

The Cannabis Act provides provincial, territorial and municipal governments with the authority to prescribe regulations regarding retail and distribution of recreational cannabis. As such, the distribution model for recreational cannabis is prescribed by provincial regulations and differs from province to province. Some provinces have government-run retailers, while others have government-licensed retailers, and some have a combination of the two. All of the Company’s recreational sales are conducted according to the applicable provincial and territorial legislation and through applicable local agencies. The Company continues to monitor the developing legislation to identify opportunities for its brands.

We finalized the acquisition of Hiku Brands Company Ltd. (“Hiku”) during the second quarter of fiscal 2019, adding the Tokyo Smoke retail network to our network of Tweed stores. We are pursuing a cannabis retail presence in provinces, where permitted, to capture retail gross margin, higher market share, educate consumers, build brand recognition, and establish direct connections with customers. Offering two distinct customer experiences will allow us to appeal to various consumer demographics without saturating any single segment.

In the first quarter of fiscal 2020, we opened 9 additional cannabis retail stores operating under the Tweed or Tokyo Smoke banner, of which 6 are corporate owned and 3 are operated by partners; we also launched the Tweed e-commerce platform for cannabis sales in Saskatchewan.

As of August 14, 2019, we have 26 cannabis retail stores operating under the Tweed or Tokyo Smoke banner, of which 21 are corporate-owned stores and the balance are operated by our partners. Tweed retail has 16 corporate-owned locations selling cannabis across Newfoundland & Labrador, Manitoba and Saskatchewan and has a branded e-commerce presence in Newfoundland & Labrador, Manitoba, Saskatchewan and Nunavut. Tokyo Smoke operates 5 corporate-owned retail cannabis stores and an e-commerce platform in Manitoba.

Further, we have received licences, rights to licences or permits to apply for licences to operate cannabis retail stores in 4 provinces:

–	Newfoundland & Labrador - licences for up to 7 stores;
–	Manitoba - licences for up to 15 stores;
–	Saskatchewan - licences for up to 6 stores; and
–	Alberta – development permits for 19 cannabis retail store locations.

In Ontario, we have entered into multi-year licensing agreements to enable our partners to open two Tokyo Smoke-branded stores and one Tweed-branded cannabis store. We are continuing to explore additional opportunities to expand the Tokyo Smoke and Tweed retail banners across the province. We are also pursuing cannabis retail licences in British Columbia through the provincial retail licensing processes.

Positioning of Canopy Growth’s Brands in the United States

As part of the implementation of the Acreage Plan of Arrangement, Canopy Growth and Acreage executed a licensing agreement granting Acreage access to Canopy Growth’s diversified portfolio of brands, including Tweed, Spectrum Therapeutics, CraftGrow and Tokyo Smoke, across the United States. These licences, along with select retail locations under the Tweed and Tokyo Smoke brands, will build our brand awareness in the United States. See “United States Market Development – Conducting Business in the United States” above.

Production Capability and Capacity

Domestic Cannabis Production

We operate numerous state-of-the-art production facilities with approximately 5.2 million square feet of licensed greenhouse and indoor cultivation and post-harvest processing capacity. We have committed to major ongoing investments, including the construction of indoor production capacity in St. John’s, Newfoundland and Labrador and Edmonton, Alberta, the expansion of our Smiths Falls facilities to develop a 125,000 square foot beverage production facility, and the construction of a high-capacity extraction facility in Aldergrove, British Columbia. With the licensing of recently-completed expansion projects and the above-noted projects currently underway, we expect to have approximately 5.6 million square feet of licensed capacity in Canada for indoor and greenhouse cultivation, post-harvest processing, oil extraction, encapsulation, advanced manufacturing, vape manufacturing and beverage bottling capability.

In addition, we recently expanded our Canadian outdoor footprint with a licence to cultivate cannabis at a 160 acre (approximately 7 million square feet) outdoor site in Saskatchewan, adding to our existing 5,500 acre outdoor hemp production platform.

Partner Capacity Offtake

We have established several programs designed to help partners, including licence applicants and licensed producers, establish and/or grow their licensed operations and achieve greater success faster. Through these programs, additional cannabis production capacity will be secured for sale to our customers.

CraftGrow – Recognizing that every patient is different and every condition requires a unique approach, CraftGrow provides customers options when it comes to finding medical cannabis products that best address their needs. By building a program that gathers passionate and skilled producers together in one place, Spectrum Therapeutics is able to bring its patients the best variety cannabis from some of the most innovative producers in the country. While medical patients benefit from additional innovation and variety, partner producers gain access to a vast market for their product lines. Our three partners can be found at www.spectrumtherapeutics.com.

Agripharm Corporation (“Agripharm”) – 40% owned by Canopy Growth, we have the right to purchase all the cannabis products produced by Agripharm, subject to the right of Agripharm to sell up to 25% of its products directly in its own bricks-and-mortar retail locations.

PharmHouse Inc. (“PharmHouse”) – In May 2019 we signed a second offtake agreement with PharmHouse, a 49%-owned joint venture of Canopy Rivers Inc. (“Canopy Rivers”). In July 2019 PharmHouse received a cultivation licence from Health Canada. Under the terms of the agreement, PharmHouse has agreed to allocate to Canopy Growth high-quality cannabis flower from an additional 20% of the flowering space available at its Leamington, Ontario facility over the next three years, bringing the total flowering space committed to Canopy Growth to 30%.

Canopy Rivers

Canopy Rivers (TSXV:RIV) works collaboratively with Canopy Growth to identify strategic counterparties seeking financial and/or operating support and affiliation. The result is an ecosystem of complementary companies operating throughout the cannabis value chain. As the portfolio continues to develop, each constituent benefits from opportunities to collaborate with Canopy Growth and amongst themselves, which we believe results in an ideal environment for innovation, synergy, and value creation for Canopy Rivers, Canopy Growth, and across the entire Canopy Rivers ecosystem. As a result of a dual-class share structure, Canopy Growth owns approximately 27.6% of the issued and outstanding shares in the capital of Canopy Rivers and approximately 84.6% of the voting power attached to all of the outstanding shares.

To date, in collaboration with Canopy Growth, Canopy Rivers has established a diversified portfolio of cannabis industry investments that includes large-scale greenhouse cannabis cultivators, small-scale premium cannabis cultivators, licence applicants, international hemp processors, pharmaceutical formulators, brand developers and distributors, retail distribution licence operators, technology and media platforms, beverage companies, beauty brands, and agriculture-technology companies.

Subsequent Events

July 2019

On July 2, 2019 Mark Zekulin was appointed as sole Chief Executive Officer and Rade Kovacevic was appointed President of the Company upon the termination of Bruce Linton as Co-Chief Executive Officer of the Company. A search has commenced to identify Mr. Zekulin’s replacement as the Company’s Chief Executive Officer.

August 2019

On August 9, 2019 the Company announced that it had entered into an agreement to acquire all of the remaining unowned shares in Beckley Canopy Therapeutics (“BCT”), a global cannabinoid-based medical researcher, for GBP 34,692, of which GBP 26,025 will be payable on closing. The closing of the transaction subject to regulatory approval and certain other closing conditions. In addition, the Company will issue options to purchase common shares of the Company in exchange for options previously issued by BCT based on an exchange ratio to be determined at the time of closing.

PART 3 – RESULTS OF OPERATIONS

First Quarter of Fiscal 2020 Operational and Financial Highlights

The following table presents selected operational and financial information for the three months ended June 30, 2019 and 2018:

FIRST QUARTER FISCAL 2020 HIGHLIGHTS
	Three months ended
	June 30,	June 30,
	2019	2018	Change	% Change

Operational information
Kilogram and kilogram equivalents sold[1]	10,549	2,695	7,854	291%
Average selling price per gram - Recreational	$6.35	$-	-	-
Average selling price per gram - Canadian Medical	$8.87	$8.73	$0.14	2%
Average selling price per gram - International medical	$61.38	$13.62	$47.76	351%
Average selling price per gram - Total	$7.56	$8.94	$(1.38)	-15%
Kilograms harvested	40,960	9,685	31,275	323%

(CDN $000's, except share amounts and where otherwise indicated)
Selected financial information
Revenue	$90,482	$25,916	$64,566	249%
Gross margin percentage, before fair value impacts in cost of sales[2]	15%	43%	$-	-28%
Adjusted EBITDA[3]	$(92,060)	$(22,479)	$(69,581)	310%
Attributed as follows:
- Operations and corporate overhead	$(57,819)	$(11,598)	$(46,221)	399%
- Strategic investments and business development	$(18,005)	$(1,905)	$(16,100)	845%
- Non-operating or under-utilized facilities	$(16,236)	$(8,976)	$(7,260)	81%

Net loss	$(1,281,168)	$(90,978)	$(1,190,190)	1308%
Net loss attributable to Canopy Growth Corporation	$(1,283,055)	$(80,277)	$(1,202,778)	1498%
Net loss per share - basic and diluted[4]	$(3.70)	$(0.40)	$(3.30)	825%

[1] Kilogram equivalents refers to cannabis oils, where 8 ml is the equivalent of approximately 1 gram of dried cannabis, and softgels, where one bottle is the equivalent of approximately 5 grams of dried cannabis.

[2] Gross margin percentage, before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales, divided by net revenue. See "Gross Margin Before Fair Value Impacts in Cost of Sales (Non-IFRS Measure)"

[3] Adjusted EBITDA is a non-IFRS measure, and is calculated as earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs. The Company attributes Adjusted EBITDA to its operations and corporate overhead, strategic investments and business development, and non-operating or under-utilized facilities. See "Adjusted EBITDA (Non-IFRS Measure)".

[4] For the three months ended June 30, 2019, the weighted average number of outstanding common shares, basic, totaled 346,779,156 (three months ended June 30, 2018 - 200,160,740)

The total quantity of cannabis sold during the first quarter of fiscal 2020 was 10,549 kilograms and kilogram equivalents at an overall average price of $7.56 per gram, up from 2,695 kilograms and kilogram equivalents in the first quarter of fiscal 2019 but down from an average price of $8.94 per gram in the first quarter of fiscal 2019.

Recreational cannabis accounted for 9,060 kilogram and kilogram equivalents sold in the first quarter of fiscal 2020 (86% of total cannabis sold), of which 83% was sold directly to the Canadian provinces and the remainder through our direct retail and on-line consumer channels. Medical cannabis accounted for 1,489 kilogram and kilogram equivalents in the first quarter of fiscal 2020 (14% of total cannabis sold), representing a decrease of 45% from the 2,695 kilogram and kilogram equivalents sold in the first quarter of fiscal 2019 due primarily to repositioning to more medical-focused Spectrum brand offerings and product availability for the on-line store.

The average selling price per gram, net of excise tax, was $7.56 in the first quarter of fiscal 2020, a decrease from $8.94 in the first quarter of fiscal 2019 due primarily to the wholesale pricing which we realized when selling to the provincial and territorial crown corporations in the recreational market. The increase in the average selling price per gram for our international medical business is attributable to our acquisition of C3 in May 2019, which generated revenue of $8,783 in the first quarter of fiscal 2020.

We harvested 40,960 kilograms of cannabis in the first quarter of fiscal 2020, as compared to 9,685 kilograms in the first quarter of fiscal 2019, reflecting the growth of our production capacity during fiscal 2019 and into fiscal 2020.

Discussion of the First Quarter of Fiscal 2020 Results of Operations

Revenue

The following tables presents revenue for the three months ended June 30, 2019 and 2018:

Revenue by Channel	Three months ended
	June 30,	June 30,
(CDN $000's)	2019	2018	$ Change	% Change
Recreational revenue
Business to business[1]	$50,425	$-	$50,425	-
Business to consumer	10,638	-	10,638	-
	61,063	-	61,063	-
Medical revenue
Canadian	13,051	21,364	(8,313)	-39%
International	10,496	3,370	7,126	211%
	23,547	24,734	(1,187)	-5%

Other revenue	18,781	1,182	17,599	1489%
Gross revenue	103,391	25,916	77,475	299%
Excise taxes[2]	12,909	-	12,909	-
Net revenue	$90,482	$25,916	$64,566	249%
[1] Includes other revenue adjustments which represent the Company's estimate of variable consideration that may result from rights of return, and which primarily relate to oils and gelcaps.
[2] Excise taxes is presented net of the impact from other revenue adjustments.

Revenue by Form	Three months ended
			Kilograms			Kilograms
			and			and
		As a % of	kilogram		As a % of	kilogram
	June 30,	gross	equivalents	June 30,	gross	equivalents
(CDN $000's)	2019	revenue	sold	2018	revenue	sold
	(CDN $000's)			(CDN $000's)
Recreational revenue by form
Dry bud	$60,854	59%	7,673	$-	-	-
Oil (Includes oils and gelcaps)	8,209	8%	1,387	-	-	-
Other revenue adjustments[1]	(8,000)	-8%	-
	61,063	59%	9,060	-	-	-
Medical revenue by form
Dry bud	7,210	7%	807	18,426	71%	2,244
Oil (Includes oils, gelcaps)[2]	16,337	16%	682	6,308	24%	451
	23,547	23%	1,489	24,734	95%	2,695

Other revenue	18,781	18%	-	1,182	5%	-
Gross revenue	103,391	100%	10,549	25,916	100%	2,695
Excise taxes[3]	12,909			-
Net revenue	$90,482			$25,916
[1] Other revenue adjustments represent the Company's estimate of variable consideration that may result from rights of return, and which primarily relate to oils and gelcaps.
[2] Includes $8,783 of revenue related to C3 for the first quarter of fiscal 2020.
[3] Excise taxes is presented net of the impact from other revenue adjustments.

Net revenue in the first quarter of fiscal 2020 was $90,482, as compared to $25,916 in the first quarter of fiscal 2019. The year-over-year increase is attributable to the launch of the Canadian recreational cannabis market in October 2018.

Recreational

Recreational revenue in the first quarter of fiscal 2020 was $61,063, with the increase from the first quarter of fiscal 2019 entirely due to the launch of the Canadian recreational cannabis market in October 2018. In the first quarter of fiscal 2020, we generated revenue of $60,854 from the sale of our dry bud format products, an increase of 88% from dry bud sales of $32,399 in the fourth quarter of fiscal 2019. We sold 1.4 million higher-margin pre-rolled cannabis products in the first quarter of fiscal 2020, which represented $9,768, or 16% of our total recreational cannabis revenue.

As noted under “Part I – Business Overview” above we, and the provincial and territorial agencies, continue to develop a better understanding of the consumer demand profile for recreational cannabis products. As part of this learning process, we and our provincial and territorial partners undertake a regular review of inventory and demand levels. During the first quarter of fiscal 2020, we evaluated the form, type/strain, and estimated on-hand provincial and territorial inventory levels against the recent demand and sales trends that have been observed in the recreational market to ensure we make adjustments to our supply chain based on the purchasing preferences of recreational consumers. As a result of this evaluation we believe that the risk of over-supply of certain oil and gelcap formats may exist in certain markets due, in part, to incomplete retail platforms in most provinces. Based on this assessment, we have estimated variable consideration that may result from rights of return in the amount of $6,356, net of excise tax, and the net estimated return amount has been reflected in net revenue.

We continue to develop our understanding of market demand and are undertaking changes to our production levels to address trends such as this.

Medical

Medical cannabis revenue for the first quarter of fiscal 2020 was $23,547, as compared to $24,734 in the first quarter of fiscal 2019.

Canadian medical revenue in the first quarter of fiscal 2020 was $13,051, a decrease of $8,313 from the first quarter of fiscal 2019. The decrease is largely attributable to the transition of our medical customers to our new Spectrum Therapeutics online store in anticipation of the launch of the recreational market in October 2018. The Spectrum Therapeutics online store offered a more medical-focused range of cannabis products and several of our established brands and product offerings, including Tweed, LBS and DNA Genetics, were transitioned to the recreational channel. In recent months, however, we have responded to the demand profile of our Canadian medical patients and begun increasing our brands and product offerings on the Spectrum Therapeutics online store. This, together with addressing the supply constraints that we experienced in the fourth quarter of fiscal 2019, resulted in a sequential improvement in medical revenues in the first quarter of fiscal 2020. As at June 30, 2019 there were approximately 70,900 registered Canadian patients with Spectrum Therapeutics, down from approximately 73,600 patients at March 31, 2019 which reflects the factors noted above. However, we have seen stabilization in the number of registered patients subsequent to quarter-end.

International medical revenue in the first quarter of fiscal 2020 was $10,496, an increase of $7,126 from the first quarter of fiscal 2019 primarily due to the acquisition of C3 in May 2019. C3, which is based in Germany, is Europe’s largest cannabinoid-based pharmaceuticals company and is a leading manufacturer and distributor of multiple cannabinoid therapies including dronabinol, a registered active pharmaceutical ingredient in certain European countries. In addition, subsequent to quarter-end we have seen a notable increase in the amount of product shipped to Germany, demonstrating the resolution of the supply constraints that impacted our International medical business in the fourth quarter of fiscal 2019.

Other

Other revenue for the first quarter of fiscal 2020 was $18,781, as compared to $1,182 in the first quarter of fiscal 2019. The year-over-year increase is primarily attributable to revenues related to Storz & Bickel, which we acquired in the third quarter of fiscal 2019, and This Works, which we acquired in May 2019. The remainder of the increase is attributable to revenue from other strategic sources including extraction services and clinic partners. Other revenue for the first quarter of fiscal 2019 consisted predominantly of revenue from our clinic partners.

Net revenue is determined by deducting excise taxes which are included in gross revenue and subsequently remitted to the tax authorities.

Cost of sales and gross margin

The following table presents cost of sales and gross margin for the three months ended June 30, 2019 and 2018:

Cost of Sales
	Three months ended
	June 30,	June 30,
(CDN $000's)	2019	2018	$ Change	% Change

Cost of sales
Inventory production costs expensed to cost of sales	$77,313	$14,832	$62,481	421%
Fair value changes in biological assets included in inventory sold and other charges	46,130	26,388	19,742	75%
Unrealized gain on changes in fair value of biological assets	(139,019)	(57,289)	(81,730)	143%
Total cost of sales	$(15,576)	$(16,069)	$493	-3%

Gross margin before fair value impacts in cost of sales[1]	$13,169	$11,084	$2,085	19%
Gross margin before fair value impacts in cost of sales - %[1]	15%	43%	-	-28%

Gross margin - IFRS	$106,058	$41,985	$64,073	153%
Gross margin - %	117%	162%	-	-45%

[1] Gross margin before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales. Gross margin percentage before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales, divided by net revenue. See "Gross Margin Before Fair Value Impacts in Cost of Sales (Non-IFRS Measure)"

Cost of sales

Cost of sales is comprised of:

-

Inventory production costs expensed to cost of sales, which includes the cost of inventories expensed in the year and the direct and indirect costs of shipping and fulfillment including labour related costs, materials, shipping costs, customs and duties, royalties, utilities, facilities costs, and shipping and fulfillment related depreciation;

-	Fair value changes in biological assets included in inventory sold and other charges, which includes net realizable value adjustments and net write-offs of biological assets; and
-	Unrealized gain on changes in fair value of biological assets.

Inventory production costs expensed to cost of sales for the first quarter of fiscal 2020 were $77,313, as compared to $14,832 in the first quarter of fiscal 2019. These costs were primarily comprised of the costs of the inventory sold in the period, distribution charges, and the operating costs relating to facilities that were not yet cultivating or processing cannabis, not yet producing cannabis-related products, or having under-utilized capacity.

The impact of changes in the fair value of biological assets in the first quarter of fiscal 2020 was due in large part to the commencement of growing at our greenhouse in Mirabel, and increased utilization at our greenhouses in Aldergrove and Delta. On average, at June 30, 2019 the average stage of growth for our biological assets was 48%, compared to a 42% average stage of growth at March 31, 2019.

Gross margin before fair value impacts in cost of sales (non-IFRS measure)

The Company’s “Gross margin before fair value impacts in cost of sales” and “Gross margin percentage before fair value impacts in cost of sales” are non-IFRS measures used by management that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines Gross margin before fair value impacts in cost of sales as net revenue less inventory production costs expensed to cost of sales. Management defines gross margin percentage before fair value impacts in cost of sales as net revenue less inventory production costs expensed to cost of sales, divided by net revenue. Management believes Gross margin before fair value impacts in cost of sales, and Gross margin percentage before fair value impacts in cost of sales, to be useful financial measures to assess its operating performance on an adjusted basis as described above.

Gross margin before fair value impacts in cost of sales in the first quarter of fiscal 2020 was $13,169, or 15% of net revenue. Comparatively, in the first quarter of fiscal 2019 gross margin before fair value impacts in cost of sales was $11,084 or 43% of net revenue. The lower gross margin percentage in the first quarter of fiscal 2020 was primarily attributable to:

-

The impact of operating costs of $16,236 relating to facilities not yet cultivating or processing cannabis, not yet producing cannabis-related products or having under-utilized capacity, and adjustments related to the net realizable value of inventory; and

-	A shift in the product mix in the first quarter of 2020 towards a lower percentage of higher-margin, advanced manufactured products as compared to the comparable period.

We continued to invest in the first quarter of fiscal 2020 in the expansion of our Canadian cultivation facilities, our hemp-based CBD business, and our advanced manufacturing capabilities in Smiths Falls, Ontario in preparation for the second phase of Canadian recreational cannabis. Accordingly, as several of our production facilities were not yet cultivating cannabis or had under-utilized capacity, we incurred higher inventory production costs as we increased our cannabis harvest to over 40,000 kilograms. At our greenhouse facilities in Aldergrove and Delta, British Columbia and Mirabel, Quebec, we have the ability to plant in a manner that allows for ongoing harvests, rather than one large harvest; this will allow for the increased utilization of assets for post-harvest processes and provide for a steady supply of product going forward. Accordingly, we expect our gross margins to improve in the coming quarters when all of its cultivation facilities reach, and are utilized at, full production capacity.

Gross margin - IFRS

The IFRS reported gross margin for the first quarter of fiscal 2020 was $106,058 or 117% of net revenue, as compared to $41,985 or 162% of net revenue in the first quarter of fiscal 2019. In the first quarter of fiscal 2020, the IFRS reported gross margin was primarily impacted by the continued ramp-up of our facilities in Mirabel, Quebec and Aldergrove and Delta, British Columbia. Together, production from these facilities represented approximately 70% of the total harvest in the first quarter of fiscal 2020. Comparatively, in the first quarter of fiscal 2019 these facilities were only partially utilized and did not contribute significantly to our harvest.

Operating expenses

The following table presents operating expenses for the three months ended June 30, 2019 and 2018:

Operating Expenses
	Three months ended

	June 30,	June 30,
(CDN $000's)	2019	2018	$ Change	% Change

Operating expenses
Sales and marketing	$45,096	$17,266	$27,830	161%
Research and development	8,474	756	7,718	1021%
General and administration	62,271	19,588	42,683	218%
Acquisition-related costs	13,182	1,884	11,298	600%
Share-based compensation expense	77,081	23,072	54,009	234%
Share-based compensation expense related to acquisition milestones	10,281	7,095	3,186	45%
Depreciation and amortization	12,779	3,030	9,749	322%
Total operating expenses	$229,164	$72,691	$156,473	215%

Sales and marketing

Sales and marketing expense in the first quarter of fiscal 2020 was $45,096, as compared to $17,266 in the first quarter of fiscal 2019. The increase of $27,830 is attributable to the following areas:

-	Product marketing campaigns associated with our preparation for the launch of the second phase of recreational cannabis consumer products in December 2019,
-

Driving brand awareness and educating consumers through marketing and promotional campaigns focused on concept creation and placing advertising at key venues and events and in key media channels in support of our Tweed and Tokyo Smoke brands;

-

Increased staffing as we build-out our network of Tweed- and Tokyo Smoke-branded retail stores in Canada, along with an increase in the number of employees in our marketing and sales functions servicing our Canadian and international markets; and

-	Our medical outreach program, including costs associated with our Apollo and Bodystream clinics.

Included in sales and marketing expense for the first quarter of fiscal 2020 are strategic investments of $2,206 related to sales and marketing staff, product marketing campaigns, and brand awareness and consumer education initiatives related to our continued commercial expansion into new markets, most notably the planned launch of CBD products in the United States which we anticipate to occur by the end of the fourth quarter of fiscal 2020 (for the first quarter of fiscal 2019 - $77).

Research and development

Research and development expense in the first quarter of fiscal 2020 was $8,474, as compared to $756 in the first quarter of fiscal 2019. The increase of $7,718 is attributable to increased compensation costs associated with an increase in the number of employees conducting research into several intellectual property opportunities, costs associated with conducting external laboratory testing and clinical trials for CBD-based human and animal health products, and other strategic investments including developing patent-pending technology in the following areas:

-	New cannabis-based product form factors that will enter the market when permitted, which we expect to be in mid-December 2019;
-	Device and delivery technology, including vaporizers; and
-	Growth patterns under different environmental scenarios and the genetics of various strains.

General and administration

General and administration expense in the first quarter of fiscal 2020 was $62,271, as compared to $19,588 in the first quarter of fiscal 2019. The increase of $42,683 is attributable to:

-	Costs associated with enhancing our finance and information technology capabilities;
-	Increased public company compliance and regulatory requirements; and
-	Compliance costs related to meeting Health Canada requirements.

Included in general and administration expense for the first quarter of fiscal 2020 are strategic investments of $7,325 attributable to administrative staffing and facilities, insurance, information technology, regulatory and other administrative costs incurred as we execute on our strategy of global expansion (for the first quarter of fiscal 2019 - $1,072).

Acquisition-related costs

Acquisition-related costs were $13,182 in the first quarter of fiscal 2020, as compared to $1,884 in the first quarter of fiscal 2019. The year-over-year increase of $11,298 is attributable to mergers and acquisitions activity in the first quarter of 2020, most notably entering into and implementing the plan of arrangement with Acreage and closing the acquisitions of C3 and This Works.

Share-based compensation expense

Share-based compensation expense was $77,081 in the first quarter of fiscal 2020, as compared to $23,072 in the first quarter of fiscal 2019. The increase of $54,009 is primarily attributable to the continued increase in the number of stock options granted to employees, which is primarily related to the increase in the number of employees of the Company from approximately 1,400 at June 30, 2018 to approximately 3,850 at June 30, 2019. The number of outstanding stock options increased from 19.0 million at June 30, 2018 to 30.7 million at June 30, 2019. Additionally, the grant date fair value of the stock options has increased over the past year, which is primarily attributable to the Company’s higher stock price.

Share-based compensation expense related to acquisition milestones was $10,281 in the first quarter of fiscal 2020, as compared to $7,095 in the first quarter of fiscal 2019. The increase of $3,186 is predominantly attributable to the acquisitions of Spectrum Cannabis Colombia S.A.S. (“Spectrum Colombia”) and Canindica Capital Ltd. (“Canindica”) in July 2018, as consideration for these transactions included the issuance of share-based compensation upon the achievement of specified cultivation and sales milestones. Partially offsetting these increases was lower share-based compensation expense associated with the achievement of certain milestones associated with the acquisitions of Spectrum Cannabis Denmark Aps and the Apollo and Bodystream clinics in previous fiscal years.

Depreciation and amortization expense

Depreciation and amortization expense was $12,779 in the first quarter of fiscal 2020, as compared to $3,030 in the first quarter of fiscal 2019. The increase of $9,749 is attributable to property, plant and equipment being put into operation during fiscal 2019 and the first quarter of fiscal 2020 as we continue to build our infrastructure across Canada and internationally, and the adoption of IFRS 16, Leases, in the first quarter of fiscal 2020 which resulted in depreciation expense being recorded on right-of-use assets. Refer to “Adoption of IFRS 16, Leases (“IFRS 16”) and resulting changes to lease accounting policy” below.

Adjusted EBITDA (Non-IFRS Measure)

The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the income (loss) from operations, as reported, before interest and tax, adjusted for removing share-based compensation expense, depreciation and amortization, and the fair value effects of accounting for biological assets and inventories, and further adjusted to remove acquisition related costs.

The Company has provided further disclosure around Adjusted EBITDA by attributing Adjusted EBITDA to its (1) operations and corporate overhead, (2) strategic investments and business development, and (3) non-operating or under-utilized facilities. As discussed under “Part 2 – Strategy” above, the Company has made, and will continue to make, significant strategic investments and incur significant business development costs to expand our business into attractive new geographies in Latin America and the Caribbean, Asia / Pacific, and Africa. These investments include developing our administrative infrastructure, along with early sales and marketing initiatives focused on patient and healthcare professional education. As part of its business development, the Company has also invested in research and development, particularly in relation to new product innovation, conducting clinical trials supporting new cannabis-based medicines, and optimizing our operations. The expenses associated with the aforementioned strategic investments have been included in General and administration, Sales and marketing, and Research and development in our condensed interim consolidated statements of operations. In addition, we have incurred significant costs related to facilities which are not yet cultivating or processing cannabis, not yet producing cannabis-related products, or had under-utilized capacity. These costs have been included in Inventory production costs expensed to cost of sales in our condensed interim consolidated statements of operations. These investments are not consistent with the financial results from our businesses in Canada and Europe, for which our infrastructure build-out is nearly complete and revenue-generating operations have commenced.

Accordingly, management believes that Adjusted EBITDA, and the attribution of Adjusted EBITDA in the manner described above, provides meaningful and useful financial information as these measures demonstrate the performance of our operating businesses, and the level of investment that we continue to incur in research and development and the expansion of our global business.

The following table presents Adjusted EBITDA for the three months ended June 30, 2019 and 2018:

	Three months ended
(In CDN$000's)	June 30, 2019	June 30, 2018

Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(123,106)	$(30,706)

IFRS fair value accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other charges	46,130	26,388
Unrealized gain on changes in fair value of biological assets	(139,019)	(57,289)
	(92,889)	(30,901)
Share-based compensation expense	87,362	30,951
Acquisition-related costs	13,182	1,884
Depreciation and amortization (per statements of cash flows)	23,391	6,293
	123,935	39,128
Adjusted EBITDA	$(92,060)	$(22,479)

[1] Adjusted EBITDA is earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs.

The Adjusted EBITDA loss for the first quarter of fiscal 2020 was $92,060, as compared to an Adjusted EBITDA loss of $22,479 for the first quarter of fiscal 2019. Of the Adjusted EBITDA loss for the current quarter, $57,819 is attributed to our operations and corporate overhead, and is reflective of:

-

Sales and marketing costs related to product marketing in preparation for the launch of the second phase of recreational cannabis consumer products in December 2019, brand awareness and consumer education initiatives for our recreational cannabis brands, and employee compensation costs related to the build-out of our Tweed and Tokyo Smoke retail store network and sales and marketing functions; and

-	General and administrative costs associated with our public company and Health Canada compliance and regulatory requirements, and with enhancing our finance and information technology capabilities.

The Adjusted EBITDA loss attributed to strategic investments and business development of $18,005 predominantly relates to general and administrative costs associated with the build-out of our administrative infrastructure in support of our global expansion strategy, strategic marketing initiatives including the commencement of product marketing, branding and educational campaigns in advance of our planned launch of CBD products in the United States for the fourth quarter of fiscal 2020, and research and development initiatives related to new product innovation for the recreational markets, conducting clinical trials to support new cannabis-based human and animal medicines, and innovation focused on optimizing our growing and manufacturing capability.

The Adjusted EBITDA loss attributed to non-operating or under-utilized facilities of $16,236 relates to inventory production costs expensed to cost of sales and is discussed further above under “Cost of sales and gross margin”.

As further described below under “Changes to lease accounting policy”, we adopted IFRS 16, Leases (“IFRS 16”) using the modified retrospective approach on April 1, 2019 and, accordingly, comparative figures were not restated. Our accounting policy for leases under IFRS 16 results in depreciation expense on right-of-use assets and interest expense on lease liabilities, as compared to the recognition of operating expense under our previous accounting policy for leases. Therefore, the change in the classification of depreciation and interest expenses under IFRS 16 impacted our Adjusted EBITDA for the three months ended June 30, 2019 and affected the comparability to Adjusted EBITDA for the three months ended June 30, 2018:

-

Depreciation and amortization expense on right-of-use assets of $3,511 has been classified as Depreciation and amortization for the three months ended June 30, 2019, and included in the Adjusted EBITDA reconciliation above;

-	Interest expense on lease liabilities of $1,279 has been classified as Other income (expense), net for the three months ended June 30, 2019.

Total other (expense) income, net

Total other expense, net was $1,143,729 in the first quarter of fiscal 2020, as compared to $62,995 in the first quarter of fiscal 2019. The increase of $1,080,734 is primarily attributable to a non-cash loss of $1,176,350 on the extinguishment of warrants held by Constellation upon the amendment of the Investor Rights Agreement between Canopy Growth and Constellation, partially offset by the following changes which have resulted in a decrease in total other expense, net:

-	Decrease of $34,266 in the non-cash fair value changes related to our senior convertible notes, which is due to the decrease in Canopy Growth’s stock price from March 31, 2019 to June 30, 2019;
-

Incremental interest income of $21,712 attributable to the higher cash and cash equivalents and marketable securities balances in the first quarter of fiscal 2020 resulting from the investment by Constellation;

-	Convertible debt issuance costs of $16,045 that were incurred in the first quarter of fiscal 2019;
-	Decrease of $16,000 related to the non-cash fair value changes on the Vert Mirabel Put Liability; and
-	Decrease of $8,948 related to the non-cash fair value changes on our other financial assets.

Further information is disclosed in Notes 21 and 25 of the Interim Financial Statements.

Income tax (expense) recovery

Income tax expense was $14,333 in the first quarter of fiscal 2020, consisting of deferred income tax expense of $12,303 (compared to a recovery of $2,723 in the first quarter of fiscal 2019) and current income tax expense of $2,030 ($nil in the first quarter of fiscal 2019). The increase of $15,026 in the deferred income tax balance is primarily a result of recording deferred tax liabilities, in excess of applicable deferred tax assets, that arose in connection with the required revaluation of the accounting carrying value, but not the tax basis, of other financial assets and biological assets. The group continues to claim a valuation allowance in connection with certain deferred tax assets in respect of losses for tax purposes, where the accounting criteria for recognition of these losses as an asset has yet to be satisfied. The increase of $2,030 in the balance of current income tax expense arose primarily in connection with acquired businesses that generated taxable income, which income could not be offset against the group’s tax attributes.

Net loss

Net loss was $1,281,168 in the first quarter of fiscal 2020, as compared to $90,978 in the first quarter of fiscal 2019. The increase in net loss is primarily attributable to the non-cash loss of $1,176,350 on the extinguishment of warrants held by Constellation, as described above.

Segmented Analysis

The Company operates in two segments: 1) Cannabis operations, which encompasses the production, distribution and sale of both medical and recreational cannabis; and 2) Canopy Rivers, through which the Company provides growth capital and strategic support in the global cannabis sector, where federally lawful.

In the first quarters of both fiscal 2020 and fiscal 2019, all of the Company’s revenue was earned by the Cannabis operations segment. Canopy Rivers contributed a net loss of $3,261 in the first quarter of 2020, of which $899 was attributable to Canopy Growth. In the first quarter of fiscal 2019, Canopy Rivers contributed a net loss of $13,414, of which $4,037 was attributable to Canopy Growth. The decrease reflects the year-over-year decrease in the fair value changes on Canopy Rivers’ strategic equity investments, along with an increase in share-based compensation expense due to the stock options which have been granted in fiscal 2019. Refer to Note 18 of the Interim Financial Statements for further information on the non-controlling interests in Canopy Rivers.

Summary of quarterly financial information

The following table presents a summary of unaudited quarterly financial information for the last eight consecutive quarters:

SELECTED QUARTERLY INFORMATION
(CDN $000's, except share amounts)	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Net revenue - Recreational	$49,519	$58,087	$57,686	$-
Net revenue - Medical & Other	$40,963	$35,963	$25,362	$23,327
Net income (loss) attributable to Canopy Growth Corporation	$(1,283,055)	$(335,607)	$67,582	$(337,136)
Net income (loss) per share - basic	$(3.70)	$(0.98)	$0.22	$(1.52)
Weighted average shares - basic	346,779,156	343,877,591	303,281,549	221,725,511
Net income (loss) per share - diluted	$(3.70)	$(0.98)	$(0.38)	$(1.52)
Weighted average shares - diluted	346,779,156	343,877,591	315,974,639	221,725,511

	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Net revenue - Recreational	$-	$-	$-	$-
Net revenue - Medical and other	$25,916	$22,806	$21,700	$17,569
Net income (loss) attributable to Canopy Growth Corporation	$(80,277)	$(61,544)	$1,583	$(1,338)
Net income (loss) per share - basic	$(0.40)	$(0.31)	$0.01	$(0.01)
Weighted average shares - basic	200,160,740	196,571,715	182,029,481	167,226,218
Net income (loss) per share - diluted	$(0.40)	$(0.31)	$0.01	$(0.01)
Weighted average shares - diluted	200,160,740	196,571,715	194,739,044	167,226,218

Additional IFRS Measure

The Company uses “Loss from operations” as an additional IFRS financial measure within the Interim Financial Statements and this MD&A, but it is not a defined term under IFRS to assess performance. Management believes that this measure provides useful supplemental information to investors and is computed on a consistent basis for each reporting period. Loss from operations is calculated as net revenue less cost of sales (which includes inventory production costs expensed to cost of sales, fair value changes in biological assets included in inventory sold and other inventory charges, and unrealized gain on changes in fair value of biological assets), and less total operating expenses, all of which are derived from the consolidated statements of operations. It is used by management to analyze operating performance, but it is not intended to represent an alternative to net loss or other measures of financial performance in accordance with IFRS.

PART 4 – FINANCIAL liquidity and capital resources

The following table presents selected statement of financial position information as at June 30, 2019, March 31, 2019 and March 31, 2018:

(CDN $000's)	June 30, 2019	March 31, 2019	March 31, 2018

Cash & cash equivalents	$1,816,632	$2,480,830	$322,560
Marketable securities	1,324,255	2,034,133	-
Total assets	8,645,551	8,731,805	1,436,817
Current and long-term debt	805,796	945,975	8,422
Deferred tax liability	104,118	96,031	33,536
Other long-term liabilities	212,989	140,404	61,150
Shareholders' equity attributable to Canopy Growth	5,608,747	6,951,633	1,158,773

Available liquidity and liquidity risk

As at June 30, 2019 the Company had cash and cash equivalents of $1,816,632 and marketable securities of $1,324,255 which, when combined, represent a decrease of $1,374,076 from March 31, 2019. This decrease was due to cash used in the first quarter of fiscal 2020 to fund operations of $158,290, and cash used totaling $405,597 for investments in facility enhancements, the acquisition of subsidiaries, strategic investments including the Acreage Call Option, and the repayment of debt in the amount of $98,207. The Company’s excess cash resources are predominantly invested in liquid securities issued by the United States and Canadian governments.

The Company manages liquidity risk by reviewing, on an ongoing basis, its capital requirements. As at June 30, 2019 the Company believes it has adequate available liquidity, in the form of cash and cash equivalents, and marketable securities, to enable it to meet working capital and other operating requirements, fund growth initiatives and capital expenditures, settle its liabilities, and repay scheduled principal and interest payments on debt. In addition, the Company’s objective is to generate sufficient cash to fund the Company’s operating requirements and expansion plans. While the Company has incurred losses to date, with an accumulated deficit of $3,334,686 at June 30, 2019 (March 31, 2019 - $777,087), management anticipates the success and eventual profitability of the business. The Company also ensures that it has access to public capital markets. However, there can be no assurance that the Company will gain adequate market acceptance for its products or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, the Company is subject to risks including, but not limited to, its inability to raise additional funds through debt and/or equity financing to support the Company’s continued development and operations and to meet the Company’s liabilities and commitments as they come due. See “Part 7 - Risks and Uncertainties”.

Statements of cash flows

The table below presents the Company’s cash flows for the three months ended June 30, 2019 and 2018:

(CDN $000's)	Three months ended
Net cash provided by (used in)	June 30, 2019	June 30, 2018

Operating activities	$(158,290)	$(67,641)
Investing activities	(405,597)	(182,981)
Financing activities	(81,691)	585,958
Effect of exchange rate changes on cash and cash equivalents	(18,620)	-
Cash and cash equivalents, beginning of year	2,480,830	322,560
Cash and cash equivalents, end of period	$1,816,632	$657,896

Operating activities

Cash used in operating activities in the first quarter of fiscal 2020 totaled $158,290, as compared to cash used of $67,641 in the first quarter of fiscal 2019. The increase in the cash used during the first quarter of fiscal 2020 was primarily due to the year-over-year increases in the net loss and our investments in working capital, partially offset by an increase in non-cash expense items impacting the net loss including the loss on the extinguishment of warrants and share-based compensation expense.

Investing activities

The cash used in investing activities totaled $405,597 in the first quarter of fiscal 2020, as compared to cash used of $182,981 in the first quarter of fiscal 2019. In the first quarter of fiscal 2020, we invested $211,824 in expanding our growing capacity, and in the construction of advanced manufacturing capability and a bottling plant at our Smiths Falls location. The cash used for acquisitions was $430,948, with the most notable cash outflows relating to our acquisitions of C3 and This Works. We also completed strategic investments totaling $424,604 in the equity instruments of certain entities, most notably the Acreage Call Option. Partially offsetting these outflows of cash was the redemption of marketable securities in the amount of $687,818, with the cash proceeds used for the purposes described above.

Financing activities

The cash used in financing activities totaled $81,691 in the first quarter of fiscal 2020, as compared to cash provided of $585,958 in the first quarter of fiscal 2019. The increase was primarily due to the repayment of the Alberta Treasury Board financing in the amount of $95,180.

Debt

The Company manages its capital with the objective of maximizing shareholder value and sustaining future development of the business. The Company defines capital as the Company’s equity and any debt it may issue. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company, upon approval from its Board of Directors, will undertake to balance its overall capital structure through new share issuances, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company’s principal capital needs are for funds to execute its strategy, as described in “Part 2 – Strategy” above, and general working capital requirements to fund operations. Since its formation, the Company has financed its cash requirements primarily through the issuance of capital stock, including the $5,072,500 investment by Constellation in the third quarter of fiscal 2019, with the following exceptions:

Convertible senior notes

In June 2018, we issued convertible senior notes (“the notes”) with an aggregate principal amount of $600,000. The notes bear interest at a rate of 4.25% per annum and are payable semi-annually on January 15th and July 15th of each year commencing from January 15, 2019. The notes mature on July 15, 2023. Holders of the notes may convert the notes at their option at any time from January 15, 2023 to the maturity date. The notes will be convertible, at the holder’s option, at a conversion rate of 20.7577 common shares for every $1 principal amount of notes, subject to adjustments in certain events. In addition, the holder has the right to exercise the conversion option from September 30, 2018 to January 15, 2023, if (i) the market price of the Company’s common shares for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of the Company’s common shares and the conversion rate on each such trading day, (iii) the notes are called for redemption or (iv) upon occurrence of certain corporate events (a “fundamental change”). The Company may, upon conversion by the holder, elect to settle in either cash, common shares, or a combination of cash and common shares, subject to certain circumstances.

Additional information regarding the conversion rights of the notes is included in Note 14 of the Interim Financial Statements.

Other

On June 14, 2019 the Company settled the outstanding loan amount with Alberta Treasury Board, along with accrued interest, with cash payment of $95,180. The Company has revolving lines of credit for up to $6,018 with Farm Credit Canada, which were undrawn as at June 30, 2019.

Contractual obligations and commitments

The Company leases production and retail space under operating leases which range in expiration from April 2019 to November 2046 and which include minimum lease payments. The Company also has royalty, capital equipment, and other purchase commitments with varying terms. All production and retail operating leases have optional renewal terms that the Company may exercise at its option.

Discussion of market risk and credit risk

The Company’s activities expose it to a variety of financial risks, including market risk (i.e., foreign currency risk and interest rate risk) and credit risk.

Market risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. The Company faces market risk from the impact of changes in foreign currency exchange rates, changes in interest rates, and changes in market prices due to other factors including changes in equity prices. Financial instruments held by the Company that are subject to market risk include cash and cash equivalents and marketable securities denominated in currencies other than the Canadian dollar, investments in other financial assets, and variable-rate debt. The categories of financial instruments that can give rise to significant variability are described below:

Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by the Company will fluctuate because of changes in foreign currency rates. The Company has exposure to the U.S. dollar, Euro, Danish Krone and certain other currencies through its investments in foreign operations. Consequently, fluctuations in the Canadian dollar exchange rate against these currencies increase the volatility of net income (loss) and other comprehensive income (loss). At June 30, 2019, the Company has not entered into any hedging agreements or purchased any financial instruments to hedge its foreign currency risk.

Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in interest rates. The Company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt. Fluctuations in interest rates could impact the Company’s cash flows, primarily with respect to the interest payable on the Company’s variable-rate debt, which consists of certain borrowings with a total principal value of $4,272 at June 30, 2019 (March 31, 2019 - $97,471). The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at June 30, 2019, the Company’s cash and cash equivalents, and marketable securities, consist of $2,081,632 (March 31, 2019 - $2,821,512) in interest rate-sensitive instruments.

Other market risk

The Company holds other financial assets and liabilities in the form of investments in shares, warrants, options and put liabilities that are measured at fair value and recorded through either net income (loss) or other comprehensive income (loss). The Company is exposed to price risk on these financial assets, which is the risk of variability in fair value due to movements in equity or market prices. Information regarding the fair value of financial instrument assets and liabilities that are measured at fair value on a recurring basis, and the relationship between the unobservable inputs used in the valuation of these financial assets and their fair value is presented in Note 31 of the annual consolidated financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is exposed to credit-related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. The Company has limited risk due to the fact that the majority of recreational cannabis sales are transacted with Canadian provincial/territorial agencies, and the majority of medical cannabis and other sales are transacted with credit cards.

The carrying amount of cash and cash equivalents, marketable securities, short-term restricted investments and amounts receivable represent the maximum exposure to credit risk and as at June 30, 2019, this amounted to $3,263,186 (March

31, 2019 - $4,643,357). Since the inception of the Company, no losses have been suffered in relation to cash held by its banking institutions.

As at June 30, 2019, 75% of the Company’s accounts receivable are considered current (March 31, 2019 – 89%). The Company’s accounts receivable are primarily driven by sales to government agencies which represented 58% of trade accounts receivable as at June 30, 2019 (March 31, 2019 – 72%)

Shareholders’ equity

The Company’s authorized share capital is an unlimited number of common shares of which 347,865,673 common shares were issued and outstanding as at August 14, 2019 (June 19, 2019 - 345,878,755 common shares after including 6,940,531 escrowed shares to be released after meeting certain conditions).

The Company has 29,099,010 stock options outstanding at August 14, 2019 under the Company’s Omnibus Incentive Plan at prices between $1.32 and $67.64 per share (June 19, 2019 - 31,374,828 stock options outstanding at prices between $0.22 and $67.64 per share).

At August 14, 2019, the Company had 159,108,391 outstanding warrants for common shares, after including 12,818,148 warrants for common shares treated as a derivative liability with a nominal value, at prices between $12.98 and $76.68, which expire between January 31, 2020 and November 1, 2021 (June 19, 2019 - 159,106,116 outstanding warrants).

At August 14, 2019, there were up to 5,175,843 shares to be issued on the completion of acquisition and asset purchase milestones (June 19, 2019 - 5,371,154 shares). In certain cases, the number of shares to be issued is based on the volume-weighted average share price at the time the milestones are met. The number of shares has been estimated assuming the milestones were met at August 14, 2019. The number of shares excludes shares to be issued on July 4, 2023 to the previous shareholders of Spectrum Colombia and Canindica based on the fair market value of the Company’s Latin American business on that date.

At August 14, 2019, there were up to 12,454,620 shares issuable on the conversion of the senior convertible notes.

Off-statement of financial position arrangements

The Company has no off-statement of financial position arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors other than those as stated below in the section titled “Transactions with related parties”.

Transactions with related parties

The Company has entered into cannabis offtake agreements with certain of its equity method investees and entities in which it holds equity or other financial instruments. These agreements are in the normal course of operations and will be measured at the exchange amounts agreed to by the parties.

PART 5 – CRITICAL ESTIMATES, CRITICAL JUDGMENTS AND SIGNIFICANT ACCOUNTING POLICIES

Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (refer to discussion below), that have the most significant effect on the amounts recognized in the Interim Financial Statements.

Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. Judgement is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in net income (loss).

Control, joint control or level of influence

When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities. Information about these judgments is included in Notes 9, 10 and 24 of the Interim Financial Statements.

Critical accounting estimates

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. In calculating final inventory values, management compares the inventory cost to estimated net realizable value. Further information on estimates used in determining the fair value of biological assets is contained in Note 6 of the Interim Financial Statements.

Estimated useful lives and depreciation and amortization of property, plant and equipment and intangible assets

Depreciation and amortization of property, plant and equipment and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Share-based compensation

In calculating the share-based compensation expense, key estimates such as the rate of forfeiture of options granted, the expected life of the option, the volatility of the Company’s stock price and the risk-free interest rate are used. To calculate the share-based compensation expense related to key employee performance milestones associated with the terms of an acquisition, the Company must estimate the number of shares that will be earned if and when they will be issued based on estimated discounted probabilities.

Fair value measurements

Certain of the Company’s assets and liabilities are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available, the Company will engage third party qualified valuers to perform the valuation.

Information about the valuation techniques and inputs used in determining the fair value is disclosed in the notes to our Interim Financial Statements: biological assets is disclosed in Note 6; the acquired intangible assets in Note 24; and financial instruments in Note 27.

Adoption of IFRS 16, Leases (“IFRS 16”) and resulting changes to lease accounting policy

On April 1, 2019 the Company adopted IFRS 16 using the modified retrospective approach. Therefore, the comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”) and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”).

Lease accounting policy applicable from April 1, 2019

Definition of a lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys this right the Company assesses whether:

•

The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset;

•	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
•

The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. This policy is applied to contracts entered into, or changed, on or after April 1, 2019.

At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Accounting as a lessee under IFRS 16

The Company recognizes a right-of-use asset and lease liability on the consolidated statements of financial position at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise (a) fixed payments, including in-substance fixed payments; (b) variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date; (c) amounts expected to be payable under a residual value guarantee; and (d) the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in the consolidated statements of operations if the carrying amount of the right-of-use asset has been reduced to $nil.

Transition to IFRS 16

Practical expedients

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions represent leases. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into, or changed, on or after April 1, 2019.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied a single discount rate to a portfolio of leases with similar characteristics;
•

Adjusted the right-of-use assets by the amount of any onerous contract provision recognized under IAS 37, Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application, as an alternative to an impairment review;

•

Applied the exemption not to recognize right-of-use assets and liabilities for short-term leases with terms less than 12 months and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line or other systematic basis over the lease term;

•	Excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and
•	Used hindsight when determining the lease term if the contract contains options to extend of terminate the lease.

Leases classified as finance leases under IAS 17

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at April 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

Impacts on the Interim Financial Statements

On transition to IFRS 16, the Company elected to measure the right-of-use assets at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments. As at April 1, 2019, the Company recognized $99,880 of right-of-use assets, net of onerous lease provisions of $10,703, and $110,583 of lease liabilities, with a $nil impact on deficit. The transition to IFRS 16 did not have a material impact on the Company’s results of operations or liquidity.

When measuring lease liabilities, the Company used its incremental borrowing rate at April 1, 2019. The weighted-average rate applied was 4.5%. Right-of-use assets are recognized in Property, plant and equipment (see Note 11 of the Interim Financial Statements), and lease liabilities are recognized in Other current liabilities and Other long-term liabilities (see Note 15).

PART 6 – CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of disclosure controls was done under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon this evaluation, our CEO and CFO concluded that, because of the material weakness in our internal control over financial reporting described below, our disclosure controls were not effective as at June 30, 2019.

Internal Control Over Financial Reporting

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings requires the CEO and CFO to certify that they are responsible for establishing and maintaining internal control over financial reporting (“ICFR”) for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company´s internal control over financial reporting as of March 31, 2019, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (2013 (the “COSO 2013 Framework”). Based on this evaluation management concluded that a material weakness existed as of March 31, 2019, as described below.

Previously Identified Material Weakness Not Fully Remediated – End User Computer (“EUC”)

As of March 31, 2019, management concluded that the internal controls over Company-wide EUC spreadsheets are not fully remediated and constituted a material weakness. This material weakness was initially identified as of March 31, 2017. The accounting complexities encountered in financial reporting rely on complex spreadsheets, most significantly around the valuation of inventory and biological assets and the related classification of line items on the consolidated statements of operations. Spreadsheets are inherently prone to error due to their manual nature. The Company’s controls related to spreadsheets did not address all risks associated with access security, data entry and evidence of review of completed spreadsheets.

Management is making progress on the implementation of EUC spreadsheet controls. However, management has determined that the material weakness related to EUC was not fully remediated as of June 30, 2019 and further progress in strengthening controls is necessary. Material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management is able to conclude, through testing, that these controls are operating effectively.

Remediation Plan and Activities

Management continues to strengthen and improve controls related to the remaining material weaknesses related to EUC in the following ways:

•

Additional resources, including the continued engagement of third party resources as needed, have been added to support and assist in implementing applicable EUC spreadsheet control infrastructure for expected ongoing reliance to a degree on EUC spreadsheets;

•	Continue to reduce the use of EUC spreadsheets where possible through relevant systems. For example, the ERP implementation in process is reducing the use and reliance on EUC spreadsheets.

Remediation is expected to be completed within fiscal 2020.

There have been no changes in the Company’s ICFR during the three months ended June 30, 2019 that have materially affected, or are likely to materially affect, the Company's ICFR.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. Management, including the CEO and CFO, does not expect that disclosure controls and procedures or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that control objectives will be met with respect to financial statement preparation and presentation.

The Company’s management, with the participation of its CEO and CFO, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of the recently acquired operations of:

•	Spectrum Colombia (acquired on July 5, 2018);
•	Canopy Health Innovations Inc. (“CHI”) (acquired on August 3, 2018);
•	Hiku (acquired on September 5, 2018);
•	ebbu (acquired 100% interest on November 23, 2018);
•	POS Holdings Inc. (“POS”, and now referred to as KeyLeaf) (acquired 100% control on November 23, 2018);
•	Storz & Bickel (acquired 100% interest on December 6, 2018);
•	Cafina (acquired on March 25, 2019);
•	C3 (acquired on April 30, 2019); and
•	This Works (acquired on May 21, 2019).

The operations of Spectrum Colombia, CHI, Hiku, ebbu, POS, Storz & Bickel, Cafina, C3 and This Works, combined, represent approximately 25% of the Company’s assets (approximately 3% of current assets and 54% of non-current assets); they also represent approximately 30% of current liabilities and 3% of long-term liabilities, 27% of the Company’s gross revenues and 12% of operating expenses for the three months ended June 30, 2019.

PART 7 - RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein or implied by forward-looking statements and forward-looking information, including without limitation, the following risk factors, which are discussed in greater detail under the heading “Risk Factors” in the AIF, which is available under the Company’s profile on SEDAR at www.sedar.com. The risks and uncertainties in the AIF and described below are not the only ones that the Company faces. Such risk factors include, but are not limited to, risks related to changes in laws, regulations and guidelines; compliance with laws; international laws; operational, regulatory and other risks; Constellation as a significant shareholder; limited operating history; execution of business strategy; management of growth; difficulty to forecast; conflicts of interest; litigation; competition; reputational risks; stock exchange restrictions; risks associated with divestment and restructuring; operational structure; reliance on licences; reliance on facilities; dependence upon key personnel; reliance on key inputs; vulnerability to rising energy costs; dependence on suppliers and skilled labour; risks inherent in an agricultural business; transportation risks; wholesale price volatility; insurance risks; environmental and employee health and safety regulations; product liability; product recalls; customer acquisitions; contracts with provincial and territorial governments; constraints on marketing products; risks inherent in acquisitions and investments; unknown defects and impairments; expansion into foreign jurisdictions; governmental regulations; cannabis is a controlled substance in the united states; Farm Bill risks; entry bans into the United States; banking risks; enforceability of contracts; operations in emerging markets; corruption and fraud; inflation; restrictions on the acquisition or use of properties by foreign investors; reliance on international advisors and consultants; anti-money laundering laws and regulation risks; anti-bribery law violations; future sales or issuances of securities; liquidity and additional financing; market price of securities; increased volatility for dual listed common shares; liquidity of the common shares; market for securities; sales of common shares by Constellation; dividend policy; TSX and NYSE listings; foreign private issuer status; obligations as a public company; cybersecurity and privacy risks; intellectual property; challenging global financial conditions; credit and liquidity risk; and hedging risk. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of these risks actually occur, the Company’s business may be harmed, and its financial condition and results of operations may suffer significantly.